Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

D-Wave Deploys First U.S.-Based Advantage Quantum Computer Accessible in the Leap Quantum Cloud Service

New D-Wave Advantage system, housed at the USC-Lockheed Martin Quantum Computing Center, brings quantum system and hybrid solver access to customers seeking a U.S.-based solution

PALO ALTO, Calif. & BURNABY, B.C. (May 12, 2022) — D-Wave Systems Inc. (“the Company”), a leader in quantum computing systems, software, and services, and the only company building both quantum annealing and gate-based quantum computers, today announced the availability of the first Advantage™ quantum computer, accessible via the Leap™ quantum cloud service, physically located in the United States. The cloud-based service is part of the USC-Lockheed Martin Quantum Computing Center (QCC) hosted at USC’s Information Sciences Institute (ISI), a unit of the University of Southern California’s prestigious Viterbi School of Engineering. Among the highlights:

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The service will provide access to the first Advantage™ quantum system physically located in the United States. Advantage is the first quantum computer built for business that contains the new Advantage performance update released in October 2021 and features the highly connected Pegasus topology and 5000+ qubits.

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Leap™ quantum cloud service users will immediately be able to access the Advantage™ quantum computer located at the QCC in real-time. Leap access also gives researchers, governments and enterprises access to all of the programming tools and hybrid quantum-classical resources offered through Leap.

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Additionally, Amazon Web Services (AWS) and D-Wave announced that the US-based system will be available today for use in Amazon Braket, expanding the number to three different D-Wave quantum systems available to AWS users.

Through QCC, USC has been a pioneering academic institution in the hosting and operating of a commercial quantum system and is a world leader in research and development of advanced information processing, computer and communications technologies. USC has been working with D-Wave since 2010 and has housed several generations of earlier D-Wave systems with the first one installed at the QCC with Lockheed Martin.

“Making quantum computing ubiquitous and available is one of our core areas of focus and is central to the commercialization of quantum computing,” said Alan Baratz, CEO of D-Wave. “This is an important moment for our U.S.-based customers who want their Leap cloud access to the newest Advantage system and quantum hybrid solver service to be in-region. The timing is especially important. Eleven years ago, together with Lockheed Martin, we installed our first quantum system at USC. Fast forward to today, delivering the most performant commercial quantum computer in the world yet again allows users to harness the power of annealing quantum computing for real-world optimization problems, all accessible real-time through our Leap quantum cloud service and in AWS’s Amazon Braket.”

“Quantum computing is a constantly evolving field and it’s important that our customers have access to the latest quantum hardware,” said Richard Moulds, General Manager of Amazon Braket at AWS. “By adding support for a third quantum system from D-Wave to Amazon Braket, all customers now have on-demand access to even more hardware options. Furthermore, U.S. based customers have the added benefit of using a device located in California, making it possible for them to conduct research using D-Wave hardware in-region.”

“Quantum information science (QIS) is a top priority research area for the nation and has long been a focus of USC Viterbi,” said Yannis C. Yortsos, Dean of the USC Viterbi School of Engineering. “In collaboration with Lockheed Martin, we established at ISI in 2011 the first academic home for a quantum computing system, namely D-Wave One. For more than a decade, research and education in QIS at USC Viterbi has been thriving and constantly growing.”

“For more than 12 years, Lockheed Martin has been proud to support advanced practical quantum computing, putting the technology in the hands of people who can make the most of it,” said Greg Tallant, Lockheed Martin Fellow. “Lockheed Martin is a leader in quantum computing applications development, and the Advantage system at QCC furthers our 21st Century Security vision.”

“The D-Wave annealing quantum computer provides a four-fold increase in the number of qubits from our previous system, as well as increased coherence and other performance metrics,” said Daniel Lidar, holder of the Viterbi Professorship of Engineering at USC, and the scientific and technical director of QCC. “We have great hopes for the new system as we explore coherent quantum annealing to achieve quantum speedups in quantum simulation, best-in-class optimization and machine learning. Some of our first projects will be to investigate speedup over classical optimization methods for hard optimization problems as well as pursuing additional government-funded research for identification and classification of quantum phase transitions.”

To date, D-Wave’s customers have developed hundreds of early quantum applications in fields as diverse as financial modeling, flight planning, quantum chemistry simulation, automotive engineering, health care, logistics, and more.

Today’s announcement marks the opening of the first Advantage™ quantum system physically located in the United States at the QCC. D-Wave’s quantum computers—which have been available to North American users via the Leap™ quantum cloud service out of British Columbia since 2018—are particularly suitable for solving difficult optimization problems. Optimization use cases are ubiquitous in industry and are interesting because of their computational complexity, and recent research demonstrates that annealing quantum computers will be best suited for optimization use cases both today and into the future.

The upgraded system at USC will be available for enterprises, researchers and government. It will enable businesses to benefit from the commercial use-cases that can be run on the quantum hybrid solver service and enable researchers to continue studying how quantum effects may speed up the solution of complex optimization, machine learning and sampling problems. Moreover, the government now has the most advanced system in the US for tackling key public sector initiatives, including electrical grid resilience, emergency response, and infrastructure optimization projects.

About D-Wave Systems Inc.

D-Wave is a leader in the development and delivery of quantum computing systems, software and services and is the world’s first commercial supplier of quantum computers and the only company building both annealing quantum computers and gate-model quantum computers. Our mission is to unlock the power of quantum computing for business and society, today. We do this by delivering customer value with practical quantum applications for problems as diverse as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection, and financial modeling. D-Wave’s systems are being used by some of the world’s most advanced organizations, including NEC Corporation, Volkswagen, DENSO, Lockheed Martin, University of Southern California, Forschungszentrum Jülich and Los Alamos National Laboratory. With headquarters near Vancouver, Canada, D-Wave’s US operations are based in Palo Alto, CA. With headquarters and the Quantum Engineering Center of Excellence based near Vancouver, Canada, D-Wave’s US operations are based in Palo Alto, Calif. D-Wave has a blue-chip investor base that includes PSP Investments, Goldman Sachs, BDC Capital, NEC Corp., Aegis Group Partners, and In-Q-Tel.

D-Wave announced in February it has entered into a definitive transaction agreement with DPCM Capital, Inc. (“DPCM Capital”) (NYSE:XPOA), a publicly traded special purpose acquisition company. Upon closing of the transaction, shares of D-Wave Quantum Inc., a newly formed parent company of D-Wave and DPCM Capital, are expected to trade on the NYSE under the symbol “QBTS.”

Important Information About the Proposed Transaction and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital is provided in a registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission (SEC) by D-Wave Quantum Inc. that includes a preliminary prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a preliminary proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the preliminary proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM Capital as of a record date to be established for voting on the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this press release include, but are not limited to, statements regarding the availability of the first Advantage™ quantum computer, accessible via the Leap™ quantum cloud service, physically located in the United States, as well as the anticipated benefits to customers and other parties of such availability, such as increased tools and resources, and the availability of the US-based system for use in Amazon Braket. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including risks relating to general economic conditions, risks relating to the immaturity of the quantum computing market and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM Capital’s Annual Report on Form 10-K, as amended, originally filed with the SEC on March 31, 2021, and in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the proposed transaction, and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Contacts

For D-Wave:

Media Contact:

Alan Auyeung

AxiCom

media@dwavesys.com

Investor Relations Contact:

Kevin Hunt

ir@dwavesys.com

For DPCM Capital:

Marley Ward

mward@hstrategies.com

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